One Stop Systems, Inc.

2235 Enterprise Street #110

Escondido, CA 92029

June 17, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Edwin Kim

Re:	One Stop Systems, Inc.
Registration Statement on Form S-3 Filed May 15, 2019
File No. 333-231513

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, One Stop Systems, Inc. (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 (File No. 333-231513) be accelerated so that it will be declared effective at 4:00 PM Eastern Standard Time on June 19, 2019, or as soon thereafter as is practicable.

The undersigned, on behalf of the Company, acknowledges the following

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

ONE STOP SYSTEMS, INC.

/s/ Steve Cooper
Steve Cooper
President and Chief Executive Officer